KOLASCO CORP.
                             1005-63 Callowhill Dr.
                              Toronto, ON, M9R 3L6
                                     Canada

September 14, 2012

VIA EDGAR

Kate Beukenkamp
Attorney-Advisor
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Dear Sir:

Re: Kolasco Corp. (the "Company")
    Registration Statement on Form S-1
    Filed: March 29, 2012, May 23, 2012, June 14, 2012, July 16, 2012,
    July 24, 2012, August 16, 2012 and August 29, 2012
    File No. 333-180459

I am President of the Company and write this letter on behalf of the Company. At this time I respectfully apply for an acceleration of the effective date of the Registration Statement for the Company for Wednesday, September 19, 2012 at 1:00 p.m. EDT.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Company represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you require any further information.

Yours truly,

KOLASCO CORP.


Per: /s/ Mykola Ogir
    -----------------------------------
    Mykola Ogir
    President & C.E.O.